

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2011

<u>Via E-mail</u>
Richard B. Yates
Chief Legal Officer
Manning & Napier, Inc.
290 Woodcliff Drive
Fairport, NY 14450

> **Re: Manning & Napier, Inc.**
> **Amendment No. 4 to Form S-1**
> **Filed November 7, 2011**
> **File No. 333-175309**

Dear Mr. Yates:

We have reviewed your registration statement and have the following comments.

<u>Unaudited Pro Forma Combined Consolidated Financial Information, page 58</u>

1. Please revise the fourth bullet point on page 58 to clarify that the one-time non-cash compensation charge of $213 million is not reflected in either the annual or interim pro forma combined consolidated statements of income and clearly disclose how the amount of this charge was determined. Please also revise the titles of the final line items in the annual and interim pro forma combined consolidated statements of income to highlight the fact that they exclude non-recurring charges directly attributable to the reorganization, on pages 60 and 61 and in the Summary Selected Historical and Pro Forma Combined Consolidated Financial Data.

2. Please revise notes (1) and (2) on page 62 to clearly disclose how each additional amount of compensation expense was determined for the annual and interim period presented. Please also provide a summary of the additional anticipated compensation charges you expect to record in each subsequent period.

3. Please revise note (4) on page 62 to clearly disclose how the tax provision adjustments were determined for the annual and interim period presented.

4. Please revise note (5) on page 62 to clearly disclose how you determined the amounts related to the non-controlling interests and the amounts related to the controlling interests for each period presented. Please clarify and explain why in the annual period that experienced a loss, the loss attributable to the controlling interests was more than the total loss and why in the interim period that experienced income, the income attributable to the non-controlling interests was more than the total income.

5. Please revise the pro forma combined consolidated statement of financial condition on page 63 to include line items for Total shareholders' deficit and partners' capital attributable to the Manning & Napier Companies and Total shareholders' deficit and partners' capital.

6. Please revise note (3)(i) on page 64 to quantify the amount to be distributed.

7. Please revise note (5) on page 64 to clearly disclose how you determined the amount related to the non-controlling interests.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Irwin A. Kishner, Esq.
        Herrick, Feinstein LLP (via E-mail)